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Stoner's Haven

Cannabis Business

Deming, NM 88030
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THE PITCH
Stoner's Haven is seeking investment to revolutionize the cannabis landscape. We're developing a state-of-the-art 12,000 sq. ft. indoor cannabis facility in Deming, NM, poised to yield 300 lbs of premium cannabis monthly. Your support will enable us to cultivate, harvest, and deliver exceptional quality. Join us in shaping the future of cannabis.
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Hello!

We're absolutely delighted to have you join us on this exciting journey. Whether you're a passionate advocate for the cannabis movement, a supporter of women-led enterprises, or simply someone who believes in the power of community-driven initiatives, we extend our warmest greetings. Your presence here signifies more than just a connection – it represents the spirit of change, collaboration, and a shared vision.

In a world where perspectives on cannabis are shifting and the industry is experiencing a transformative evolution, we stand at the forefront of an extraordinary opportunity. Stoner's Haven is not just a project; it's a declaration of our commitment to reshape perceptions, challenge stereotypes, and cultivate a space that thrives on inclusivity and empowerment.

As the canvas of the adult-use cannabis industry unfurls, we see a unique chance to rewrite history – to redefine how we engage with the cannabis plant and how it can contribute to the betterment of our communities. Our roots run deep within our local neighborhoods, and it's with utmost sincerity that we embark on this journey, ensuring that the benefits are reaped collectively, enriching the lives of those who have stood by us.

Imagine being part of a groundbreaking venture that not only promises potential financial returns but also drives a profound societal shift. By investing in Stoner's Haven, you're not just putting your resources to work; you're becoming a stakeholder in a movement that is set to transform lives and pave the way for a brighter, more inclusive future.

Your support, whether through contribution or advocacy, is an investment in the future we envision – a future where stigma gives way to understanding, where local communities thrive, and where shared prosperity is more than just a concept, but a reality we create together.

Ready to make a lasting impact? Invest in Stoner's Haven today.

OVERVIEW
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OUR MISSION

At Stoner's Haven, our mission statement isn't just a few words strung together – it's encapsulated in a single, powerful concept: Meraki.

Meraki is a Greek term that encompasses pouring boundless passion, creativity, and soul into every endeavor. It's the art of infusing one's unique touch, energy, and devotion into the work at hand, creating outcomes that are not just exceptional, but deeply personal and transformative.

In choosing Meraki as our guiding philosophy, we commit to delivering more than products and services. We pledge to provide experiences that are thoughtfully curated, rich with authenticity, and brimming with the essence of our dedication. This concept drives us to go beyond the ordinary, crafting an atmosphere that radiates passion and innovation.

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Nurturing Foundations: Our Core Values in a Glimpse

At Stoner's Haven, our core values are more than words – they're the compass that directs our purpose, actions, and aspirations. Each value – wellness, community, balance, and sustainability – serves as a cornerstone, defining who we are and the positive impact we strive to create.

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Key Offerings

Embark with us on a deeper exploration of what sets Stoner's Haven apart. Our key offerings encompass premier cultivation techniques, an inventive product line, community engagement initiatives, and an unwavering commitment to sustainability. In each facet, we reveal not only our business acumen but also our dedication to making a positive impact on the cannabis industry and beyond.

Premier Cultivation: Stoner's Haven features cutting-edge aeroponics cultivation, combining expertise and sustainability to yield potent, flavorful, and aromatic cannabis strains.

Innovative Line: Our diverse range caters to recreational users. From meticulously crafted flowers to concentrates, edibles, and topicals, we offer options that appeal to every discerning palate.

Community Bond: We foster strong ties within the cannabis community and local neighborhoods. Our engagement includes educational workshops, social events, and partnerships to promote responsible consumption and advocacy.

Eco-Consciousness: Environmental stewardship drives us. We embed sustainable practices across our supply chain, aiming to reduce our ecological footprint and contribute to a greener future.

Investor-Centric Commitments: Cultivating Growth, Community, and Sustainability

Within the heart of Stoner's Haven lies a profound dedication to cultivating growth, fostering community bonds, and championing sustainability. As investors, your role is pivotal in bringing these commitments to fruition. Our key offerings aren't just components; they're the embodiment of a vision that aligns purpose with profit, and impact with innovation.

With premier cultivation, an innovative product line, community engagement initiatives, and a resolute commitment to sustainability, we present not mere features, but opportunities for transformation. Your investment shapes the trajectory of the cannabis landscape, fuels educational endeavors, and fuels eco-conscious practices.

By investing in Stoner's Haven, you're investing in a venture that resonates with both financial promise and the power to effect lasting change. Together, let's cultivate not just a business, but a legacy of influence, growth, and progress.

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As New Mexico takes center stage as one of the nation's newest adult-use marijuana markets, it does so with a distinct focus: fostering ample opportunities for local small businesses. This milestone not only signifies a significant move in establishing an adult-use industry but also sets the stage for exciting growth prospects.

The success story of New Mexico's legal adult-use cannabis industry has shone brightly in its inaugural year. In April, Governor Michelle Lujan Grisham announced a remarkable achievement – the state witnessed a remarkable $300 million in adult-use cannabis sales within the first year.

In a single year, approximately 2,000 cannabis licenses were issued across New Mexico, encompassing cannabis retailers, producers, micro-producers, and manufacturers. The impact on local economies has been substantial, with hundreds of millions of dollars in economic activity generated across various communities in the state. Moreover, the cannabis industry's growth has resulted in the employment of thousands of New Mexicans, adding a dynamic layer to the local workforce.

Monthly sales figures have maintained their consistency throughout the inaugural year. This sustained growth is further underscored by the substantial contributions to the state general fund and local communities, surpassing $27 million in cannabis excise taxes as of March 2023.

With New Mexico's cannabis industry flourishing and looking ahead to its second year, the trajectory is nothing short of promising. The industry's remarkable achievements within the first year set the stage for further growth, innovation, and economic advancement, solidifying its position as a pioneering force in the evolving landscape of legal adult-use cannabis.

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Source: MJ Biz Daily, July 21, 2023

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The cannabis industry is at the cusp of a transformative journey, and within this evolution, we find ourselves facing an equally transformative consumer landscape. As we stride into the mainstream, the pursuit of the consumer's choice becomes paramount. This underscores the significance of comprehending our consumers – a strategic insight that becomes all the more critical in an environment where understanding their evolving preferences and needs is of utmost importance, and in turn, holds immense value for our investors.

A Departure from the '70s Stigma

Gone are the days when the image of a cannabis user was synonymous with the stereotypical counterculture figure of the 1970s. Today's cannabis consumers have undergone a remarkable transformation, embodying a diverse array of backgrounds, preferences, and motivations.

With 42% of U.S. adults having used cannabis and expressing their intent to continue doing so, and another 15% intrigued by the prospect of trying cannabis in the future, the momentum of acceptance and openness continues to grow. This evolving landscape presents tremendous opportunities, especially in burgeoning and emerging markets.

Key Findings from the Survey:

42% of U.S. adults plan to continue using cannabis.

Cannabis use frequency remains consistent across market types.

37% of current consumers increased cannabis consumption in the last year.

70% of users find cannabis helpful for specific goals.

53% of users view cannabis as both medical and recreational.

51% of medical users replaced some prescriptions with cannabis.

This shift signifies a new era where cannabis assumes various roles – from wellness enhancer to medical remedy – and beckons a comprehensive understanding to serve this diverse and dynamic demographic.

Understanding The Shift

This graphic from Tenacious Labs is a revealing window into the data that shapes our comprehension of the new cannabis consumer. It delves into pivotal insights that aid in our understanding of their preferences, habits, and expectations. Moreover, it paints a vivid picture of how the cannabis industry's sales stand against the backdrop of neighboring discretionary spending sectors.

As Stoner's Haven, we are committed to aligning our strategies with this shifting landscape, crafting experiences and products that resonate deeply with this evolving consumer base. Our aim is not just to thrive within the industry but to lead, setting the benchmark for innovation, consumer-centricity, and lasting engagement.

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This is a preview. It will become public when you start accepting investment.
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Team Experience
Shaping Excellence in Every Aspect

Welcome to the heart and soul of Stoner's Haven - a remarkable assembly of professionals united by a shared dedication to excellence, innovation, and a deep commitment to crafting a cannabis experience unlike any other. Our team's diverse backgrounds, extensive professional journeys, and expertise spanning both cannabis and non-cannabis industries converge to form a powerhouse of consumer-conscious brilliance.

We are not merely a collection of individuals; we are a symphony of talents, carefully chosen to uphold our vision of delivering exceptional products and an unparalleled customer journey. From cultivation oversight to strategic leadership, our roles drive our success, guided by years of experience and an unwavering drive to lead in the industry.

Beyond titles, we take pride in our achievements across various industries - government, consulting, non-profits, CBD ventures, and even industrial mining. This blend of backgrounds fuels innovation and enriches our perspectives.

As a team, we stand united by a shared commitment to integrity, quality, and community. We believe in transparent communication, embracing change, and cultivating an environment that values both individuality and collaborative effort. We take your satisfaction to heart, understanding that our success is intricately linked to your experience.

From crafting clean, high-quality products to ensuring seamless operations, we approach every task with dedication and precision. Our work is our passion, and our collective goal is clear: to elevate your journey with us beyond expectation.

As you delve into the profiles of our team members, you'll discover not just their achievements, but their stories - stories that epitomize the unwavering spirit that drives Stoner's Haven forward. We invite you to explore our individual backgrounds, to witness the mosaic of talents and experiences that form the foundation of our exceptional team.

With pride and enthusiasm, we present to you the faces and stories that represent the essence of Stoner's Haven - a team unified in purpose, diverse in experience, and steadfast in our commitment to your satisfaction.

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THE TEAM
Judy Gallegos
Founder - CEO

Judy Gallegos, the visionary Founder and Chief Executive Officer, pioneers Stoner's Haven with a profound commitment to its success.

Her multifaceted role encompasses overseeing all divisions, aligning strategies with the company's mission and growth objectives, and fostering a thriving company culture. Judy's educational foundation in Criminal Justice Policing administration from Western New Mexico University complements her strategic thinking and organizational finesse. A master at uniting individuals and driving project triumphs, she has spent a decade revolutionizing training, leadership, and employee programs, offering consultation to both government and nonprofit sectors.

Recognized by her endearing nickname Juju, Judy holds cherished moments with loved ones close to her heart. Her exceptional ability to forge genuine connections with team members stands as a hallmark that distinguishes us within the industry.

As the heartbeat of Stoner's Haven, Judy nurtures our accomplishments, aspirations, and collective dreams.

Matt Kennicott
Chief Strategic Officer

Taking the helm as Chief Strategic Officer, Matt Kennicott spearheads Stoner's Haven's trajectory with a laser-focused strategic vision. His pivotal role ensures our company's direction aligns seamlessly with operational excellence and our expansion objectives. As an accomplished mentor, Matt's wealth of experience encompasses innovative planning, robust process design, and astute oversight—cornerstones that have not only propelled his own accomplishments in the cannabis sector but have also equipped him with unparalleled insights into the state's licensing protocols, compliance intricacies, and cannabis landscape. With a track record as VP of Communications for public affairs firms, Matt brings forth decades of wisdom as a CBD company majority owner and a cannabis cultivator.

Off the professional stage, Matt finds solace in the company of his partner Veronica, sharing gastronomic adventures and offering insightful food critiques. His prowess extends beyond the palate as he competes in powerlifting during leisure moments. Matt's reservoir of knowledge, unwavering integrity, and fervent industry passion collectively ignite our team's execution prowess. His strategic guidance ensures our ideas thrive, we adapt astutely, and we remain at the forefront of the ever-evolving state market.

Bruce Granger
Chief Strategic Officer

Bruce Granger assumes the pivotal role of Chief Strategic Officer, steering Stoner's Haven's course in sync with our cultivation and expansion aspirations. With a strong mentoring ethos, Bruce brings a wealth of expertise in cannabis facility design, spanning structures as expansive as 40,000 square feet. As an integral part of Colorado's legislative and legalization process, he was a trailblazer in shaping the industry's early regulatory landscape.

Bruce's forte lies in natural cannabis cultivation, expertly harnessing aeroponics to craft optimal growth environments. His ownership and management of a top-rated dispensary, complete with a comprehensive facility encompassing extraction and infusion divisions, showcase his multifaceted prowess. Bruce's cultivation, extraction, and infusion methods have established a gold standard in the field.

Beyond his professional achievements, Bruce's heart finds resonance in his children, reflecting his deep love and admiration for family bonds. During leisure moments, he embraces the thrill of hitting the slopes. Bruce's unyielding commitment, unwavering integrity, and extensive experience in curating clean, high-quality products underscore his dedication to excellence. His holistic industry acumen ensures our team's processes remain steadfast and grounded, as we continue to produce superior products guided by his wealth of expertise.

Kym Castillo
Chief Human Resources Officer

In her capacity as Chief Human Resources Officer, Kym Castillo stands as the linchpin for cultivating Stoner's Haven's vibrant organizational culture, championing training initiatives, and propelling workforce goals. Kym's educational prowess from the University of New Mexico, where she majored in Business Administration, forms the bedrock of her expertise. Armed with a wealth of knowledge and experience in Human Resources, Kym's modus operandi is characterized by respect, kindness, and an open-minded approach that consistently steers us toward optimal outcomes for all stakeholders.

Kym's journey to her current persona has been a testament to embracing individuality. In the 4th grade, her parents, recognizing her distinctiveness, manifested this by altering her name's spelling from Kim to Kym. This same spirit of embracing uniqueness is woven into her professional approach. Her adept communication, boundless empathy, decisive decision-making, and unwavering conflict resolution skills craft a nourishing, inclusive, and secure space. Within this environment, our revolutionary company culture flourishes, and our exceptional staff not only thrives but also blossoms. Kym Castillo, our Chief Human Resources Officer, orchestrates the symphony of growth and acceptance that defines Stoner's Haven.

Joseph Gallegos
Chief Logistics Officer

Stepping into the role of Chief Logistics Officer, Joseph Gallegos assumes a vital responsibility in ensuring Stoner's Haven's products reach our customers and partners across the state seamlessly, safely, and with unwavering timeliness. His purview extends over the orchestration of our warehouse operations and management of our statewide fleet. Joseph's extensive expertise spans over a decade, fusing insights gained from the Government transportation division and the industrial Mining industry.

Armed with this rich background, Joseph is driven to curate and actualize top-tier strategic plans, seamlessly transitioning them into operational brilliance. With a penchant for open communication, he carves out avenues to foster a robust and supportive statewide culture.

Beyond the professional realm, Joseph seeks solace in cherished family moments, the thrill of motorcycle rides, and the serenity of the outdoors. His innate capacity to thrive under pressure, paired with his ability to craft systematic yet adaptable approaches, positions him as an indispensable asset in our company's rapidly evolving landscape. As the steady helm of our logistical endeavors, Joseph Gallegos's prowess ensures our products traverse the intricacies of the dynamic industry landscape, all while cementing a reputation for unparalleled service excellence.

Saul Apodaca
Chief Production Officer

Saul Apodaca assumes the integral role of Chief Production Officer, wielding his strategic prowess to navigate Stoner's Haven's operational landscape with finesse. His charge encompasses both adhering to meticulous quality standards and regulatory compliance while spearheading facility and equipment maintenance. With an impressive track record spanning over a decade, Saul's Project Management expertise has been instrumental in molding him into the adept leader he embodies today.

Entrusted with managing multi-million dollar contracts, Saul's tenure has revolutionized the construction and industrial mining domains, a testament to his boundary-pushing, out-of-the-box thinking and tenacious approach to problem-solving.

Amidst his professional commitments, Saul's heart lies with his family, as he eagerly shares the world's marvels with his children. His dexterity in overseeing multiple projects and his unwavering commitment to staying on target align seamlessly with our production calendar and objectives. This intrinsic capability directly translates into realizing our financial forecasts, reinforcing Stoner's Haven's financial stability. As the anchor of our production endeavors, Saul Apodaca's skillset assures the cultivation of top-tier products while maintaining an unwavering focus on quality, compliance, and operational efficacy.

Sonya Lyons
Chief Retail Officer

Sonya Lyons assumes the pivotal role of Chief Retail Officer, breathing life into Stoner's Haven's identity by infusing it with our mission, standards, and consistent branding, all while safeguarding individuality. With an impressive track record spanning over a decade, Sonya brings a wealth of leadership and business development experience to our team. Her unique strength lies in cultivating cohesive teams and nurturing staff retention, all while achieving award-winning outcomes as a Servant Leader.

Off the professional stage, Sonya's creative spirit flourishes as she delves into painting, crafting, and the mesmerizing art of fire spinning. Family moments occupy a special place in her heart, reflecting her commitment to well-roundedness.

Sonya's life purpose manifests through her dedication to elevating others' quality of life. This shines through her adeptness in fostering self-development, facilitating compassionate communication, and seamlessly integrating healthy cultural dynamics to foster community. At the heart of her approach is the unwavering principle of placing people at the center of every interaction. As Chief Retail Officer, Sonya Lyons is the beacon guiding us towards a harmonious blend of mission-driven identity, brand integrity, and individualism, all while championing a people-centric ethos that defines Stoner's Haven.

Cindy Kane
Director of Finance

Cindy Kane takes on the pivotal role of Director of Finance, wielding her expertise to fortify Stoner's Haven's financial foundation, realize our goals, and drive strategic initiatives. Armed with an educational background from the University of Missouri, where she majored in Accounting, Cindy's proficiency spans an array of domains including Accounting, Finance, Treasury, Controller, and Asset Management.

Cindy's meticulous scrutiny, coupled with her acute problem-solving acumen, underpin her skill in managing revenue streams and formulating successful financial strategies. Her professional dedication resonates beyond the office, as she finds joy in the outdoors, dedicates time to community service, and indulges in horseback riding alongside her equine companion, who shares her birthday.

It's Cindy's steadfast character defined by integrity and honesty, coupled with her extensive experience spanning both the Private and Public Sectors, that ensures our company's financial stability remains unwavering. As Director of Finance, Cindy Kane upholds Stoner's Haven's financial equilibrium, safeguarding our financial assets and propelling our growth with confidence.

Christine Quarrell
Quality Assurance Manager

Assuming the critical role of Quality Assurance Manager, Christine Quarrell spearheads Stoner's Haven's commitment to meet both state compliance regulations and our own exacting company standards. Christine's exceptional eye for detail and unwavering dedication make her the ultimate leader to guide our quality division, ensuring nothing less than flawless outcomes. Her constant vigilance is fortified by her ability to provide groundbreaking insights through diligent observation and transformative feedback.

Christine's holistic approach thrives in fostering a multifaceted perspective, harmonizing diverse viewpoints to craft optimal outcomes. Beyond her professional dedication, she finds inspiration in Astrology, embracing its connection to mind, body, and spirit enhancement.

Central to Christine's approach is her unmatched attention to detail, unyielding commitment to correctness, and adept communication skills. Her vigilant oversight guarantees our company's standard remains razor-sharp, perpetually upholding our commitment to excellence. As Quality Assurance Manager, Christine Quarrell safeguards Stoner's Haven's reputation for uncompromising quality and compliance standards, ensuring every aspect aligns with our rigorous expectations.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Construction, Aquisition Costs $500,000
System & Equipment (Cultivation & Manufacturing) $440,000
Licensing Fees, Professional Fees, Security $35,000
Working Capital $144,000
Mainvest Compensation $81,000
Total $1,200,000
Documents
Investor Agreement
Reviewed Financials.pdf
Investment Round Status
Target Raise $1,200,000
Maximum Raise $1,235,000
Amount Invested $0
Investors 0
Investment Round Ends August 1st, 2023
Summary of Terms
Legal Business Name Stoner's Haven LLC
Minimum Investment Amount $100
Description of Securities

Key Terms:

Structure of Security - Units of Common Membership Interest
Units of Common Membership Interest Outstanding - 123,500 Units
Units of Common Membership Interest Available in Offering - 123,500
Price Per Unit - $10.00
Minimum investment amount - $100
Minimum Offering Amount - $1,200,000
Total Offering Amount - $1,235,000

Financial Condition
No operating history

Stoner's Haven was established in May, 2023. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Stoner's Haven's fundraising. However, Stoner's Haven may require additional funds from alternate sources at a later date.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The securities described in this Offering Statement entail certain risks that investors should consider before making a decision to accept the terms of this Offering. There can be no assurance that any rate of return or other investment objectives will be realized or that there will be any return of capital. You should consider the following risk factors among others risks in making a decision:

GENERAL RISK CONSIDERATIONS

You should rely only on the information contained in this Offering Statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, do not rely on it.

Please carefully consider the risk factors set forth below, as well as the other information contained in this Offering Statement, in evaluating an investment in the Units offered hereby. This Offering Statement contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Offering Statement.

The securities described in the Offering Statement entail certain risks that investors should consider before making a decision to accept the terms of this Offering. There can be no assurance that any rate of return or other investment objectives will be realized or that there will be any return of your invested capital. You should consider the following risk factors among others risks in making a decision:

The securities being offered are speculative and involve high risk

The Common Units being offered via the Offering Statement should be considered speculative involving a high degree of risk. Therefore, you should thoroughly consider all of the risk factors discussed herein. You should understand that it is possible that you could lose your entire capital contribution or investment if the Company is ultimately not successful. You should not subscribe if you are unwilling to accept the risks associated with the Company and/or its affiliates.

This Offering Statement includes forward-looking statements

This Offering Statement includes many forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

The actions of our competitors;

Successful implementation of our objectives;

Effectiveness of the strategies employed by us;

Economic, technological, and demographic trends affecting us; and

The skills of our key personnel and management.

We may not attempt to supplement the Offering Statement from time to time with new information with respect to our progress and we may not update or revise forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in the Offering Statement might not occur.

You should rely only on the information contained in the Offering Statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, do not rely on it.

We are not making an offer in any jurisdiction where the transaction(s) contemplated hereby is not permitted.

You should assume that the information appearing in the Offering Statement is accurate as of the date on the front cover. Our business or financial condition, the results from our operations and prospects may have materially changed subsequent to that date.

Do not rely upon any of our forward-looking statements

Although we believe that any forward-looking statements set forth herein are reasonably achievable, any such statements are not to be construed as presenting the actual financial returns which will be experienced by you or a guarantee or promise of any type that the returns will be as depicted. Rather, they merely represent our judgment, as of the date of the Offering Statement, and based on the assumptions underlying these forward-looking statements, regarding the potential future economic conditions of the Company. There will be differences between the anticipated

and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Additionally, since we are a new business enterprise with no operating history, it is very unlikely that our operating results for any given time period can be accurately predicted even if the overall objectives for the Company are achieved. Consequently, it is possible that you may never realize any return from your investment.

RISKS ASSOCIATED WITH OUR PLANNED OWNERSHIP AND OPERATION OF REAL ESTATE
We will assume all of the general risks of associated with real estate ownership

We will be subject to the risks generally incident to the ownership of real property, including, without limitation, the following: uncertainty of cash flow to meet fixed obligations; adverse changes in general or local economic conditions; excessive building resulting in an over-supply; relative appeal of particular types of properties; reduction in the cost of operating competing properties; decrease in employment, reducing the demand for properties in the area; the possible need for unanticipated renovations; adverse changes in interest rates and availability of mortgage funds; changes in real estate tax rates and other operating expenses; changes in governmental rules and fiscal policies, acts of God, including earthquakes, which may cause uninsured losses; the financial condition of the Property; environmental risks; condemnation of the Property and other factors which are beyond our control and that of our existing Common Members.

Eventual liquidation or dissolution of the Company may be delayed until all purchase money loans, which we may extend to a buyer of the Property, is repaid or sold. Decreases in actual rental income from expected amounts, or increases in operating expenses, among other factors, could result in our inability to meet all our cash obligations. Any decrease in rental income received by the Company may reduce, and possibly eliminate, the amount of cash available for distribution to the Members, since operating expenses, such as property taxes, utility costs, maintenance, and insurance are unlikely to decrease significantly, and other expenses such as advertising and promotion may increase. If the income from the Property is not sufficient to meet operating expenses or debt service, we may have to dispose of the Property on disadvantageous terms in order to raise needed funds.

We will face rehabilitation and construction risks

We plan to acquire the Property and then rehabilitate and improve the same so as to operate our business. Our ability to achieve our acquisition and renovation plans will depend upon a variety of factors, many of which are beyond our control. There can be no assurance that we will not suffer delays, which could slow our growth and/or adversely affect your interests. Our plans for the Property will involve a number of risks, including the possibility that we may experience delays in obtaining necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations.

We may also incur construction costs that exceed original estimates, may not complete construction projects on schedule and may experience competition in the search for suitable investment properties. We will rely on

third-party general contractors. There can be no assurance that we will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays.

Further, real estate acquisition and renovation is subject to a number of contingencies over which we will have little control and that may adversely affect project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. Accordingly, if we are unable to achieve our renovation plans, our business, financial condition and results of operations could be adversely affected.

We may require additional financing

To achieve our objectives, we may need to obtain sufficient financial resources to fund our acquisition, renovation, re-construction and operational activities. The estimated cost to acquire, rehabilitate, and improve the Property may substantially exceed the net proceeds we are able to obtain via this Offering. Accordingly, our success will depend on our ability to obtain additional financing on acceptable terms. We currently estimate that the net

proceeds from our Offering, if all the Units offered hereby are subscribed, together with existing working capital and financing commitments and financing expected to be available, will be sufficient to fund our acquisition and renovation of the Property . We may from time to time seek additional funding through public or private financing sources, including equity or debt financing. If additional funds are raised by issuing equity securities, our Members may experience dilution. There can be no assurance that adequate funding will be available as needed or on terms acceptable to us. A lack of funds may require us to delay or eliminate our plans to improve the Property . See "Capitalization and Use of Proceeds".

We may utilize leverage and incur the adverse consequences of indebtedness

We may become subject to mortgage, construction and other indebtedness. In the event the offering is not expanded and/or less than the full number of Units offered hereby are subscribed, we intend to finance the acquisition and renovation of the Property through mortgage financing and possibly operating leases or other financing vehicles, including lines of credit, promissory notes, etc. Our amount of mortgage indebtedness and other debt and debt related payments will be higher in proportion to our inability to raise funds through this offering of equity Units. As a result, more of our cash flow would be devoted to debt service and related payments and we would consequently be subject to risks normally associated with such leverage.

The consequences of such leverage may include, but are not limited to, compliance with financial covenants and other restrictions that:

Require us to meet certain financial tests and maintain certain escrows of funds;

Require personal guarantees of our Members; and

Limit, among other things, our ability to borrow additional funds, dispose of assets and engage in other business operations.

We may be at risk of rising interest rates

In the event we borrow money to acquire, rehabilitate, and improve the Property, the principal amount of our indebtedness may bear interest at floating rates. In addition, indebtedness that we may incur in the future may also bear interest at a floating rate. Therefore, increases in prevailing interest rates could increase our interest payment obligations and could have an adverse effect on our business, financial condition and results of operations.

We may suffer the consequences of default and foreclosure

There can be no assurance that we will generate sufficient cash flow from operations to cover required interest, principal and any operating lease payments. Any payment or other default could cause a lender to foreclose on the Property which secures such indebtedness or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to us. In certain cases, indebtedness may also be secured by a pledge of our interests in the Property . In the event of a default with respect to any such indebtedness, a lender could avoid the judicial procedures required to foreclose on real property by foreclosing on the pledge instead, thus accelerating the lender's acquisition of the Property . Further, because of possible cross-default and cross-collateralization provisions that may arise in our mortgages, our default on any of our payment obligations could cause us to lose the Property in its entirety and, consequently, cause you to lose your entire investment in the Units offered hereby.

We will face significant competition

The cannabis-related industry is highly competitive and will likely become even more competitive in the future. We will be competing with numerous other companies providing similar cannabis-related options. In general, regulatory and other barriers to competitive entry in the cannabis-related industry are not substantial. In pursuing our objectives, we expect to face competition. Some of our present and potential competitors are significantly larger and have, or may obtain, greater financial resources than we have access to. Consequently, there can be no assurance that we will not encounter increased competition that could limit our ability to attract residents and that could have a material adverse

effect on our business, financial condition and results of operations. Moreover, our expected renovation of the Property may outpace demand for such a property in our selected local market. Due to competition, our market may become saturated. An oversupply of similar facilities could cause us to experience decreased occupancy, depressed margins and lower operating results.

We may experience difficulties managing operations

The Property will place significant demands on the management resources of our existing Common Members.

Our ability to manage effectively will require us to continue to expand our operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. If we are unable to manage the Property effectively, our business, financial condition and results of operations could be adversely affected.

We will be dependent upon our management and skilled personnel

We will depend upon the services of our existing Common Members or its affiliates (See "Key Personnel").

The loss of the services of any such persons could have a material adverse effect on our business, financial condition and results of operations. We also will depend upon our ability to attract and retain management personnel who will be responsible for the day-to-day operations of our Property(ies). If we are unable to hire qualified management personnel to operate our Property, our business, financial condition and results of operations could be adversely affected.

We will be challenged with staffing and labor cost issues

We expect to compete with various cannabis-related providers in attracting and retaining qualified or skilled personnel. A shortage of managers or other trained personnel or general inflationary pressures may require us to enhance our wage and benefits packages to compete effectively for personnel. Our general and administrative expenses (which will consist primarily of staffing and labor expenses, including hiring additional staff and increasing the salary and benefits of existing staff) can be expected to increase over time as a percentage of our operating revenue. There can be no assurance that our labor costs will not continue to increase as a percentage of operating revenue.

Any significant failure by us to attract and retain qualified employees, to control our labor costs or to match increases in our labor expenses with corresponding increases in revenues could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to government oversight, regulation and changes in legislation

The Property and our business will be subject to regulation and licensing by state and local agencies and other regulatory authorities. We expect to be subject to state or local building code, fire code, or certification requirements.

We may be subject to periodic surveys or inspection by governmental authorities. From time to time in the ordinary course of business, we may receive deficiency reports. We expect to review such reports and shall seek to take appropriate corrective action. Although most inspection deficiencies are resolved through a plan of correction, the reviewing agency typically is authorized to take action against a licensed property where deficiencies are noted in the inspection process. Such action may include imposition of fines, imposition of a provisional or conditional license or suspension or revocation of a license or other sanctions. Any failure by us to comply with applicable requirements could have a material and adverse effect on our business, financial condition and results of operations.

Regulation of the cannabis industry is evolving and our operations could also be adversely affected by, among other things, future regulatory developments. Increased regulatory requirements could increase costs of compliance with such requirements.

Our use of proceeds is discretionary and may materially vary from any estimates provided

We expect to use the net proceeds from this offering to fund the acquisition of the Property and for working capital and general corporate purposes. Our management will retain broad discretion in allocating the net proceeds of this offering. See "Company Capitalization and Use of Proceeds" and "Compensation".

We will be subject to environmental laws and related risks

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site.

In connection with our ownership or operation of the Property, we could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. As a result, the presence, with or without our knowledge, of hazardous or toxic substances at the Property could have an adverse effect on our business, financial condition and results of operations. An environmental audit, if performed on the Property, may not reveal any significant environmental liability that management believes would have a material adverse effect on our business, financial condition or results of operations. No assurance can be given that an environmental audit of the Property will reveal all environmental liabilities.

We may face lawsuits and liability risks

Our business entails an inherent risk of liability. In recent years, participants in the cannabis-related industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and significant legal costs. We will likely, from time to time, become subject to such suits as a result of the nature of our business. We expect to maintain insurance policies in amounts and with such coverage and deductibles as we believe are adequate, based on the nature and risks of our business, historical data and industry standards. However, we may not be able to obtain or maintain adequate levels of insurance.

There can be no assurance that claims will not arise which are in excess of our insurance coverage or are not covered by our insurance coverage. A successful claim against us not covered by, or in excess of, our insurance could have a material adverse effect on our financial condition and results of operations. Claims against us, regardless of their merit or eventual outcome, may also have a material adverse effect on our ability to attract residents or continue our business and would require management to devote time to matters unrelated to the operation of our business. In addition, our insurance policies will be renewed annually and there can be no assurance that we will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms.

We will not be diversified

Since our primary asset will be the Property, the benefits of diversification over a broad range of assets will not be realized.

RISKS RELATED TO OUR PLANNED INVOLVEMENT IN CANNABIS-RELATED BUSINESS ACTIVITIES
Our proposed business is connected with conflicting laws pertaining to the marijuana industry

Continued development of the marijuana industry is dependent upon continued legislative authorization of the use and cultivation of marijuana at the state level. Any number of factors could slow or halt progress in this

area. Further, progress, while encouraging, is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative process. Any one of these factors could slow or halt use of marijuana, which would negatively impact our proposed business.

Many state laws, including the State of New Mexico, are in conflict with the federal Controlled Substances Act, which makes marijuana use and possession illegal on a national level. The Obama administration previously effectively stated that it is not an efficient use of resources to direct federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of CBD and/or marijuana-based products. The Biden administration position is unknown. However, there is no guarantee that the Biden administration will not change current policy regarding the low-priority enforcement of federal laws. Additionally, any new administration that follows could change this policy and decide to enforce the federal laws strongly. Any such change in the federal government's enforcement of current federal laws could cause significant and material financial damage to us.

Since we intend to grow, harvest, distribute and sell cannabis, and engage in commercial activities related to marijuana, we could be deemed to be participating in marijuana cultivation, which remains illegal under federal law, which exposes us to potential criminal liability, with the additional risk that our business could be subject to civil forfeiture proceedings.

The marijuana industry faces strong opposition

It is believed by many that large, well-funded businesses may have a strong economic opposition to the marijuana industry. We believe that the pharmaceutical industry clearly does not want to cede control of any product that could generate significant revenue. For example, CBD and/or marijuana-based products will likely adversely impact the existing market for the current "marijuana pill" sold by mainstream pharmaceutical companies. Further, the CBD and/or marijuana-based products industry could face a material threat from the pharmaceutical industry, should marijuana displace other drugs or encroach upon the pharmaceutical industry's products. The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the CBD and/or marijuana-based products movement. Any inroads the pharmaceutical industry could make in halting or impeding the marijuana industry harm our business, prospects, results of operation and financial condition.

Marijuana remains illegal under federal law

Marijuana is a Schedule-I controlled substance and is illegal under federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana preempts state laws that legalize its use, strict enforcement of federal law regarding marijuana would harm our business, prospects, results of operation and financial condition.

Unfavorable publicity or consumer perception persists regarding marijuana-based products

The Company believes the legalized marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the marijuana products produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of CBD and/or marijuana-based products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows of the Company. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of CBD and/or marijuana-based products in general, or our products specifically, or associating the consumption of CBD and/or marijuana-based products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products legally, appropriately or as directed.

Federal regulation and enforcement may adversely affect our revenues and profits

As of the date of this Offering Statement, the policy and regulations of the U.S. federal government and its agencies is that cannabis has no medical benefit and a range of activities including cultivation and use of cannabis for personal use is prohibited on the basis of federal law and may or may not be permitted on the basis of state law. Active enforcement of the current federal regulatory position on cannabis on a regional or national basis may directly and adversely affect the willingness of customers to buy our products. Active enforcement of the current federal regulatory position on cannabis may thus indirectly and adversely affect our Property revenues.

OTHER RISK FACTORS
There is no liquid market for our Units

You must assume the risks of purchasing an illiquid asset. Transferability of the Units is limited and there is no guarantee of any market for the Units. Consequently, you should not expect to be able to readily liquidate your Units.

Revenue distributions may not be possible due to unavoidable delays

There are a number of factors that could cause a delay in the beginning or continuance of revenue distributions to you, including, but not limited to, title defects, construction or renovation delays, delays in closing, problems getting the Property operational, staffing or labor issues, demand for the Property by residents, the overall cannabis-related market, acceptable price considerations, debt service, regulatory or environmental concerns, etc.

The amount and frequency of distributions will depend primarily on the net cash receipts from the operations of the Property after accounting for the costs of operations.

It is our intention to make distributions on a quarterly basis. However, there are no guarantees or assurances of when cash distributions will commence or as to the amount of such distributions, if any.

Our forecasts are reliant upon hypothetical projections and lack independent review

Projections utilized by the Company to extol the merits of our business plan are based on assumptions believed to be reasonable. However, any such projections are strictly hypothetical in nature, and there is no assurance or guarantee expressed or implied that results of the Property or Company will be similar to the projections, or that you will realize a profit on your investment in the Units or any return of capital whatsoever.

There has been no independent economic review made of the merits of an investment in our Units. If you acquire Units without independent evaluation of our Units or the hypothetical projections and their underlying assumptions, you assume the risk that the actual results of our activities may be significantly or materially different than those shown in the projections, and the risk that you may lose your entire capital contribution.

We are a new business enterprise lacking an operating history

We lack an operating history. As a result, we are subject to all the risks and uncertainties characteristic of a new business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of establishing a business, organizing operations and procedures, and engaging and training new personnel. The likelihood of our success must be considered in light of these and other potential problems, expenses, complications, and delays.

This offering is not registered under securities laws

This offering has not been registered under the U.S. Securities Act of 1933, as amended, nor registered under the securities laws of any state or other foreign jurisdiction. We do not intend to register this offering at any time in the future. Thus, you will not enjoy any benefits that may have been derived from such a registration and corresponding review by regulatory officials. You or your representatives must make your own decision as to investing in the

Company with the knowledge that regulatory officials have not commented on the adequacy of the disclosures contained in this Offering Statement or on the fairness of our offering. The lack of registration of the offering may also significantly restrict the transferability of the Units.

This offering may be integrated with other offerings

We anticipate our existing Common Members will organize other limited liability companies, partnerships or ventures during its existence related to the acquisition and renovation of cannabis-related commercial properties. Any two or more of such programs could be found by the SEC, a state securities regulatory agency, or any other party to constitute a multi offering of securities, which finding could lead to a disallowance of exemptions from registration for the sale of Units in the Company. Such a finding could give rise to various legal actions brought by federal or state regulatory agencies, investors, or others.

Estimated costs are not certain

Costs to be borne by us for the acquisition and renovation of our intended cannabis-related cannot be ascertained with certainty. Estimates of such costs have not been determined by an independent process but are believed to be reasonable and consistent with such costs for similar cannabis-related commercial properties.

Due to the competitive nature of the cannabis-related market and due to our dependence on the resources of the selected contractors or other independent contractors, there is no assurance that such services might be obtained at costs either higher or lower than those paid by us.

We may experience cost overruns. While we hope to have extra funds on hand to cover cost overruns that result from complications, there can be no assurance that such amounts, if any, will be sufficient to cover such costs. However, excessive costs of construction or operations due to complications may cause the Property to become commercially unproductive, necessitating its eventual sale.

We may assume risks associated with participating in joint ventures or other partnerships

There is a chance we may acquire partial or fractional ownership in the intended Property in joint venture, joint tenancy, or in partnership relationship between ourselves (as either a general or limited partner or as a member of an LLC) and other real estate or cannabis-related companies or investors who may or may not be affiliated with the Company. Such relationships may involve risks not otherwise present. These include risks associated with the possibility that our co-venturer(s) or partner(s) might become bankrupt, that such co-venturer(s) or partner(s) may at any time have economic or business interests or goals that are inconsistent with those of ours, or that such

co-venturer(s) or partner(s) may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. We may relinquish control of such a joint venture or partnership and the Company may receive a disproportionate share of profits from such a relationship. Actions by a co-venturer or partner might have the result of subjecting assets owned by the joint venture or partnership (which may include the Property) to liabilities in excess of those contemplated by the terms of the joint venture or partnership or might have other adverse consequences for us.

We shall be under the control of our existing Common Members

A majority of the Units of existing Common Membership Interest (voting equity) in the Company are owned by Affiliates of our key personnel and/or their affiliates (See "Key Personnel"). As a result, such persons will have significant influence over all matters requiring approval concerning our business.

Our existing Common Members and our Key Personnel have conflicts of interest

There are conflicts of interest inherent in the activities of the Company. Our existing Common Members and/or its affiliates may act in a similar capacity for other LLCs or partnerships involved in the cannabis-related industry. For example, our existing Common Members (See "Key Personnel") may become or be associated or affiliated with the

management, marketing or ownership of a multitude of other cannabis-related commercial properties personally or otherwise.

Our existing Common Members, affiliates and/or Key Personnel intend to manage other cannabis-related acquisition and renovation LLCs or partnerships and plan to own and operate other cannabis-related commercial properties on its own behalf and on behalf of others. Also, although we do not currently anticipate problems, any additional responsibilities taken on by our existing Common Members, affiliates and/or Key Personnel may cause them to devote less time to the business of the Company and the Property than may be necessary for optimal performance. In addition, our existing Common Members may subscribe for additional Units in this Offering on the same terms as outlined in this Offering Statement.

Certain services to be provided to the Company, such as legal, accounting, marketing, operations, maintenance, project origination and technical or consulting services, may be performed by our affiliates or related parties under common control. For example, the Company may enter into a property management contract with an affiliate owned or controlled by our existing Common Members (see "Key Personnel"). We will strive to ensure that such services will be performed at rates believed to be comparable to rates charged by other independent

non-affiliated companies for similar services. However, there is the possibility that our affiliates or related parties may realize a profit even though you do not realize a profit on your investment.

Conflicts of interest for the individual members of our management team and others associated with the Company by way of contract may also arise. Such individuals, either directly or indirectly, may provide services to other cannabis-related commercial properties or projects and may engage in real estate acquisition and renovation for their own account and the account of others. All of these activities may result in conflicts of interest.

You should seek out independent legal advice

Neither we nor our attorneys intend to give you any legal advice or counsel whatsoever. This Offering Statement is not legal advice. We strongly recommend you consult with your legal advisors regarding the inherent risks of the Company before investing.

Risks associated with the global COVID-19 pandemic may adversely affect us

The global outbreak of COVID-19 has created uncertain risks and circumstances in the real estate markets specifically and in the global economy generally. The United States and many parts of the world are currently under mandated or suggested "stay-in-place" orders in an attempt to contain the COVID-19 virus pandemic. Due to these orders and urges of social distancing, many businesses have been forced to temporarily close until the virus is contained. To this end, it is unclear of the potential risks to our business as a result of these orders and closures. It is uncertain what the economic results will be. It is expected that both employment and the real estate market will be adversely affected. Due to these unknown risks, investing in the Company's Units at this time constitutes a high degree of risk.

This information is provided by Stoner's Haven. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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